UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of
Janus ETF Trust
Janus Capital Management LLC
Janus Distributors LLC
File No. 812-13819
Amended Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.
All communications and orders to:
Heidi W. Hardin, Esq.
Richard C. Noyes, Esq.
Janus Capital Management LLC
151 Detroit Street
Denver, Colorado 80206
With a copy to:
Stuart M. Strauss, Esq.
Jeremy I. Senderowicz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036
Page 1 of 48 sequentially numbered pages (including exhibits).
As filed with the Securities and Exchange Commission on March 25, 2011

I

	O.	Procedure by Which Shares Will Reach Investors: Disclosure Documents			21

IV.	IN SUPPORT OF THIS APPLICATION				22
	A.	Summary of this Application			22

	B.	Benefits of the Proposal			24

		1.	Intra-Day Trading		24
		2.	Maintaining a Competitive Position in the Global Securities Markets		24
	C.	The Product Does Not Raise Concerns			24

V.	REQUEST FOR ORDER				25
	A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)			25

	B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1			26

	C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)			28

	D.	Exemption from the Provisions of Section 22(e)			32

	E.	Exemptions from the Provisions of Section 12(d)(1)			34

		1.	Concerns Underlying Sections 12(d)(1)(A) and (B)		35
			a.	Undue Influence	35
			b.	Layering of Fees and Expenses	37
			c.	Complex Structures	37
VI.	EXPRESS CONDITIONS TO THIS APPLICATION				37
	A.	Actively Managed Exchange-Traded Fund Relief			38

	B.	Section 12(d)(1) Relief			38

VII.	NAMES AND ADDRESSES				41

II

I. INTRODUCTION
     A. Summary of Application
     The undersigned applicants, Janus ETF Trust (the “Trust”), Janus Capital Management LLC , (the “Adviser”), Janus Distributors LLC, (the “Distributor” and, collectively with the Trust and the Adviser, “Applicants”), apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and from Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (“Order”). Applicants request that the Order requested herein apply to the initial series of the Trust described herein (“Initial Fund”), as well as to additional series of the Trust, existing open-end management investment companies (or series thereof) and other open-end management investment companies, or series thereof, that may be created in the future, which operate as actively-managed exchange-traded funds (“Future Funds”). Any Future Fund will (a) be advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser and (b) comply with the terms and conditions of this amended application (“Application”).
     The Initial Fund and the Future Funds together are referred to herein as the “Funds.” Each Fund relying on the exemptive relief will operate as an actively managed ETF.
     The requested Order would permit, among other things:
•	shares (“Shares”) of the Funds to trade on national securities exchanges, as defined in Section 2(a)(26) of the Act (“Exchange”), at prices set by the market rather than at net asset value per share (“NAV”);

•	Shares to be redeemable in large aggregations only (“Creation Units”);

•	certain Funds that invest in foreign securities to pay redemption proceeds more than seven calendar days after Creation Units are tendered for redemption;

•	certain affiliated persons of the Funds, and affiliated persons of such affiliated persons (“Second-Tier Affiliates”), to buy securities from, and sell securities to, the Funds in connection with the “in-kind” purchase and redemption of the Creation Units;

•	Funds of Funds (as defined below) to acquire Shares of the Funds beyond the limitations in Section 12(d)(1)(A);

•	the Funds, any principal underwriter for a Fund and any Broker (as defined below) to sell Shares of the Funds to a Fund of Funds (as defined below) beyond the limitations in Section 12(d)(1)(B); and

•	a Fund to sell its Shares to and redeem its Shares from a Fund of Funds (as defined below) of which the Fund is an affiliated person or a Second-Tier Affiliate.
     Applicants believe that (a) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (b) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the investment objective and policy of each Fund; and the proposed transactions are consistent with the general purposes of the Act.
     With respect to Section 12(d)(1), Applicants are requesting relief (“Fund of Funds Relief”) to permit management investment companies and unit investment trusts (“UITs”) registered under the Act that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Funds (such registered management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Funds of Funds”), to acquire Shares beyond the limitations in Section 12(d)(1)(A) and to permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (“Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(l)(B). Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) apply to: (1) each Fund that is currently or subsequently part of the same group of investment companies as the Funds, as well as any principal underwriter for the Funds and any Brokers selling Shares of a Fund to Funds of Funds; and (2) each Fund of Funds that enters into a participation agreement (“FOF Participation Agreement”) with a Fund.1 The defined term “Fund of Funds” does not include the Funds.
     Applicants believe that the exemptive relief requested under Section 12(d)(1)(J) is consistent with the public interest and the protection of investors. Section 12(d)(1)(J) of the Act provides that the Securities and Exchange Commission (“Commission”) may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”2 Applicants believe that the conditions for relief, described at length herein, adequately address the concerns underlying Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and that a grant of relief would satisfy the standard set forth in Section 12(d)(1)(J) of the Act.
     In connection with the Fund of Funds Relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Funds of Funds of which the Funds are or

[1]	The Funds may include one or more exchange-traded funds (“ETFs”) which invest in other open- and/or closed-end investment companies and/or ETFs (“Fund of Fund ETFs”). In no case will a Future Fund that is a Fund of Funds ETF rely on the exemption from Section 12(d)(1) Fund of Funds Relief being requested in this Application.

[2]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

become affiliated persons, or a Second-Tier Affiliate. A Fund of Funds will not be advised or sponsored by the Adviser or any entity controlling, controlled by, or under common control with the Adviser.
     All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of this Application.3 A Fund of Funds may rely on the Order only to invest in Funds and not in any other registered investment company. The Fund of Funds Participation Agreement will also include this acknowledgement.
     B. Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission
     Applicants seek relief to permit an actively managed fund to issue exchange-traded shares, substantially similar to the relief granted by the Commission to applicants with respect to other open-end management investment companies currently operating as actively managed ETFs.4
II. APPLICANTS AND OTHER PRINCIPAL PARTIES
     A. The Trust
     The Trust, which is organized as a Delaware statutory trust, will be an open-end management company. The Trust will initially be comprised of one Initial Fund. The Trust will be overseen by a Board of Trustees (“Board”). The investment objective of the Initial Fund is to seek long-term growth of capital and current income by allocating assets to equity and fixed-income investments based on economic and market conditions. The Trust will be registered with the Commission as an open-end management investment company and will offer and sell its shares pursuant to a registration statement on Form N-1A to be filed with the Commission under the Securities Act of 1933, as amended (the “Securities Act”) and the Act.

[3]	The Funds will comply with the disclosure requirements adopted by the Commission in IC Rel. No. 28584, Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies (January 13, 2009) (“Release No. 28584”).

[4]	See In the Matter of AdvisorShares Investments, LLC and AdvisorShares Trust, IC Rel. No. 29264 (May 6, 2010) (notice) and IC Rel. No. 29291 (May 28, 2010) (order); In the Matter of Claymore Exchange-Traded Fund Trust 3, Claymore Securities, Inc. and Claymore Advisors, LLC, IC Rel. No. 29256 (April 23, 2010) (notice) and IC Rel. No. 29271 (May 18, 2010) (order); In the Matter of Pacific Investment Management Company LLC and PIMCO ETF Trust, IC Rel. No. 28949 (October 20, 2009) (notice) and IC Rel. No. 28993 (November 10, 2009) (order); In the Matter of Grail Advisors, LLC and Grail Advisors ETF Trust (formerly known as Grail Advisors’ Alpha ETF Trust), IC Rel. No. 28571 (December 23, 2008) (notice) and IC Rel. No. 28604 (January 16, 2009) (order); In the Matter of WisdomTree Asset Management, Inc. and WisdomTree Trust, IC Rel. No. 28419 (September 29, 2008) (notice) and IC Rel. No. 28471 (October 27, 2008) (order); In the Matter of First Trust Advisors L.P., et al., IC Rel. No. 28421 (September 29, 2008) (notice) and IC Rel. No. 28468 (October 27, 2008) (order); In the Matter of PowerShares Capital Management LLC, et al., IC Rel. No. 28411 (September 29, 2008) (notice) and IC Rel. No. 28467 (October 27, 2008) (order) (“Active PowerShares Order”), amending In the Matter of PowerShares Capital Management LLC, et al., IC Rel. No. 28140 (February 1, 2008) (notice) and IC Rel. No. 28171 (February 27, 2008) (order); and In the Matter of Bear Stearns Active ETF Trust, et al., IC Rel. Nos. 28172 (February 27, 2008) (order) and 28143 (February 5, 2008) (notice).

     B. The Adviser and Sub-Advisers
     The Adviser will be the investment adviser to each of the Funds within the meaning of Section 2(a)(20)(A) of the Act. The Adviser has its principal office located at 151 Detroit Street, Denver, Colorado 80206. The Adviser is a Colorado limited liability company. The Adviser is registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (“Advisers Act”).
     The Adviser may enter into sub-advisory agreements with one or more investment advisers, each of which will serve as sub-advisers to a Fund (each, a “Sub-Adviser”) within the meaning of Section 2(a)(20)(B) of the Act. Each Sub-Adviser will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.
     Each Sub-Adviser may have a number of other clients, which may include open-end management investment companies that are registered under the Act, separately managed accounts for institutional investors, privately offered funds that are not deemed to be “investment companies” in reliance on Sections 3(c)(1), (3)(c)(7) or 3(c)(11) of the Act, closed-end funds and business development companies (collectively, “Client Accounts”).
     C. The Distributor
     The Trust will enter into a distribution agreement with the Distributor. The Distributor is a Colorado limited liability company and is an affiliated person of the Adviser. The Trust may also enter into additional distribution agreements with one or more additional distributors (“Future Distributors”). Applicants request that the Order requested herein apply to the Distributor and each Future Distributor that complies with the terms and conditions of this Application. Both the Distributor and any Future Distributor will be a Broker and will act as distributor and principal underwriter of one or more of the Funds and will distribute Shares on an agency basis. Neither the Distributor nor any Future Distributor is or will be affiliated with any Exchange. The Distributor of any one Fund may be an “affiliated person” or a Second-Tier Affiliate of that Fund’s Adviser and/or Sub-Advisers.
III. APPLICANTS’ PROPOSAL
     A. Description of the Funds
1. Investment Objectives and Strategy
     The Adviser and/or a Sub-Adviser will seek to achieve each Fund’s investment objective by utilizing an active management investment strategy.
     The Initial Fund and Future Funds may invest in equity securities (“Equity Funds”) or fixed income securities (“Fixed Income Funds”) traded in the U.S. or non-U.S. markets. Fixed Income Funds may also include Funds that invest in a combination of equity and fixed-income securities. Funds that invest in foreign equity and/or fixed income securities are “Foreign Funds.” Foreign Funds may also include Funds that invest in a combination of foreign and domestic equity and/or fixed income securities. The Equity Funds and Fixed Income Funds which invest in domestic and/or fixed income securities together are “Domestic Funds,” which term includes any portion of a Fund that invests in domestic equity and fixed income securities. The Funds may also invest in a broad variety of other instruments including, but not limited to, repurchase agreements, reverse repurchase agreements, government securities, cash and cash equivalents, commodities, indexed and inverse floating rate securities, floating and variable rate instruments, convertible instruments, preferred stocks, rights, warrants, real estate investment trusts, shares of other ETFs, UITs and exchange-traded notes, shares of money market mutual funds or other investment companies or pooled investment vehicles, foreign currency, mortgage- and asset-backed securities (including to-be-announced transactions), municipal debt securities, when-issued securities and delayed delivery transactions, and may engage in short sales and/or forward commitment transactions, in accordance with their investment objectives.5 Neither the Initial Fund nor any Future Funds relying on the Order will invest in options contracts, futures contracts, or swap agreements.
     It is currently anticipated that the Initial Fund’s investment objective will be to seek long-term growth of capital and current income. The Initial Fund will seek to achieve its investment objective by allocating assets to equity and fixed-income investments based on economic and market conditions. Fundamental research and credit analysis will be utilized to select investments.
     The Initial Fund’s investments may include companies of any size. The Initial Fund may invest in government and corporate debt securities. Debt securities may be of all types and maturities. The Initial Fund may have exposure to U.S. and foreign markets, which may include investments in emerging markets.
     The Adviser may select Sub-Advisers for the Funds as it deems appropriate. To the extent applicable, the Adviser and/or Sub-Advisers will adopt compliance policies and procedures that are designed to address any conflicts of interest raised by the side-by-side management of the Funds and the Client Accounts (“Conflicts Policies and Procedures”). In utilizing an active management investment style, the Adviser and/or Sub-Advisers may use internal and external research as well as proprietary fundamental analysis and consideration of economic trends to execute a Fund’s investment strategy.
2. Implementation of Investment Strategy
     In order to implement each Fund’s investment strategy, the Adviser and/or Sub-Advisers of a Fund may review and change the portfolio securities (the “Portfolio Securities”) held by the Fund daily. On each business day, which means any day the NYSE is open for business, including as required by Section 22(e) of the Act (“Business Day”), before the commencement of trading in Shares on the Fund’s listing Exchange, the Fund will disclose on the Trust’s website (“Website”) the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s calculation of NAV at the end of the Business Day.

[5]	There will be no short positions in the Deposit Securities or Redemption Securities (each as defined herein) for any Fund.

     The Adviser and the Sub-Advisers will not disclose information concerning the identities and quantities of the Portfolio Securities before such information is publicly disclosed and is available to the entire investing public. Notwithstanding the foregoing, prior to disclosure to the general public of the identities and quantities of the Portfolio Securities, the Adviser and/or Sub-Advisers may disclose such information to the Chief Compliance Officers of the Trust, the Adviser and the Sub-Adviser for purposes of such persons’ monitoring of compliance with each entity’s Code of Ethics or other regulatory issues under the “federal securities laws,” as defined in Rule 38a-1 under the Act.6 Additionally, and subject to appropriate confidentiality requirements, identities and quantities of the Portfolio Securities may be disclosed to service providers to the Fund, Adviser and/or Sub-Adviser to the extent necessary to provide services necessary to the operation of the Fund, or as may be required by law.
3. Additional Policies
     a. General
     Each Fund will adopt certain fundamental policies consistent with the Act and will be classified as “diversified” or “non-diversified” under the Act. Additional investment policies and strategies will be described in each Fund’s current prospectus (“Prospectus”) or statement of additional information (“SAI”).
     b. Depositary Receipts
     The Funds may invest in “Depositary Receipts.” Depositary Receipts are typically issued by a financial institution (a “Depository”) and evidence ownership in a security or pool of securities that have been deposited with the Depository.7 A Fund will not invest in any Depositary Receipts that the Adviser and/or Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

[6]	As discussed above, each of the Adviser, the Sub-Adviser and each Distributor has adopted or will adopt a Code of Ethics (as required under Rule 17j-1 under the Act and Rule 204-2 under the Advisers Act) that will contain provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-l) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Adviser and the Sub-Adviser has adopted or will adopt Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act that are reasonably designed, taking into account the nature of their business, to prevent the misuse of material non public information in violation of the Advisers Act or Exchange Act or the rules or regulations thereunder.

[7]	Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the Depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933, as amended, on Form F-6. ADR trades occur either on an Exchange or off-exchange. Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depository may be a foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No Fund will knowingly invest in any Depositary Receipt for which an affiliated person of Applicants or any Sub-Adviser serves as the Depository.

4. Management of the Funds
     While each Fund will be managed by the Adviser and, if applicable, Sub-Advisers, the Board will have overall responsibility for the Funds’ operations. The composition of the Board will be in compliance with the requirements of Section 10 of the Act.
     B. Description of Purchase and Redemption Provisions
     Shares will not be individually redeemable. Only Shares combined into one or more groups of Creation Units will be redeemable. Creation Units will not be listed or traded. The Shares, however, will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities. Applicants intend that the initial NAV of the Shares be established at a level convenient for trading purposes.
     Finally, Applicants have determined that purchases and redemptions of Creation Units shall be made generally by means of an “in-kind” tender of specified Portfolio Securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in a manner described herein. . The “in-kind” approach will minimize the need to liquidate a Fund’s Portfolio Securities to meet redemptions and to acquire Portfolio Securities in connection with purchases of Creation Units and should permit closer tracking of the market price and NAV. “In-kind” purchases and redemptions will be made only in Creation Units.
     The NAV of each Fund will be calculated on each Business Day as of the close of regular trading on the NYSE, 4:00 p.m. Eastern Time.8
     Each Business Day prior to the opening of the regular trading session on the Fund’s Primary Listing Exchange (as defined below), the Adviser will publish free of charge on the Website the identities and quantities of the Portfolio Securities for each Fund, each Fund’s per Share NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV (“Bid/Ask Price”), all as of the prior Business Day. The identities and quantities of the Portfolio Securities for each Fund will also be fully available through unaffiliated third-party data vendors. The amount representing, on a per Share basis, the sum of the current value of the Portfolio Deposit (as defined below) will be disseminated every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association.
     Applicants do not believe that the Shares will persistently trade in the secondary market at a significant premium or discount in relation to the Fund’s NAV or that premiums or discounts will be greater than or last any longer than the temporary deviations between market price and NAV.
     C. Capital Structure and Voting Rights; Book-Entry
     Owners of beneficial interests in Shares of the Funds (“Beneficial Owners”) will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a

[8]	Applicants note that each Fund will have in place procedures for the fair valuation of Portfolio Securities in calculating NAV.

shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and state law applicable to Delaware statutory trusts.
     Shares will be registered in book-entry form only and the Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”) or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”). Beneficial Owners will exercise their rights in such securities indirectly through DTC and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of DTC and the DTC Participants.
     D. Exchange Listing
Each Fund will offer Shares that will be listed on one or more Exchange. The Fund’s listing Exchange will not be affiliated with the Distributor. The Shares will not be individually redeemable by the Fund, but will trade on the Exchange as individual Shares.
     The Trust will list Shares of the Funds on the NYSE Arca, Inc. (“NYSE Arca”) or other Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares. The principal secondary market for Shares will be the exchange on which the Fund’s shares are listed and traded (the “Primary Listing Exchange”). Shares of the Funds will be traded on the Exchange in a manner similar to ETFs that are currently being traded. When NYSE Arca is the Primary Listing Exchange, it is expected that one or more Exchange member firms will be designated by the Exchange to act as a market maker (a “Market Maker”).9
     Applicants intend to satisfy all of the listing requirements necessary to maintain the Shares’ listing on the Exchange. This includes any minimum threshold requirements related to Beneficial Owners and any additional listing requirement the Exchange deems advisable. In addition, if a Fund ceases operation and terminates, the Exchange may remove the Shares of the Fund from listing and trading. As long as each Fund operates in reliance on the requested Order, Shares will be listed on an Exchange.

[9]	If Shares are listed on the Nasdaq Stock Market LLC (“Nasdaq”) or a similar electronic Exchange (including NYSE Arca), one or more member firms of that Exchange will act as Market Maker and maintain a market for Shares trading on that Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person, or a Second-Tier Affiliate of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares as discussed below.

     E. Sales of Shares
1. General
     The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund will be determined as of the close of the regular trading session on the NYSE on each Business Day. The Trust will sell and redeem Creation Units of each Fund only on a Business Day.
     Each Fund will issue, on a continuous offering basis, its Shares in one or more groups of a fixed number of Shares (at least 25,000) and such fixed number will be set forth in the Prospectus for each such Fund.10 Applicants have not yet established the initial value per Share for the Initial Fund.
     In order to keep costs low and permit each Fund to be as fully invested as possible, Shares of each Fund generally will be purchased in Creation Units in exchange for an “in-kind” deposit, by the purchaser, of a particular portfolio of securities (“Deposit Securities”), cash or an “in-kind” deposit of Deposit Securities together with the deposit of a specified cash payment in the manner more fully described below.11
     Likewise, for such reasons and to minimize liquidity problems, it is presently expected that redemptions of Creation Units generally will be made by each Fund through delivery of a particular portfolio of securities (“Redemption Securities”) and a specified cash payment in the manner more fully described below. Such an “in-kind” policy will minimize portfolio turnover and brokerage expenses.
     The Fixed Income Funds may substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security of a Fund that is a “to-be-announced transaction” or “TBA Transaction.” A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to settlement date. The amount of substituted cash in the case of TBA Transactions will be

[10]	Applicants believe that a conventional trading range will be between $20-$100 per Fund Share and each Fund reserves the right to declare a stock split if the trading price over time exceeds such price, as will be disclosed in the Prospectus and/or the SAI for each such Fund.

[11]	In determining whether a particular Fund will be selling or redeeming Creation Units on a cash or in-kind basis, the key consideration will be the benefit that would accrue to Fund investors. In many cases, particularly to the extent the Deposit Securities are less liquid, investors may benefit by the use of all cash creations because the Adviser and/or Sub-Adviser would execute trades rather than Market Makers and may be able to access Deposit Securities in the market more efficiently than the Market Makers. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. With respect to redemptions, tax considerations may warrant in-kind redemptions which do not result in a taxable event for the Fund. In contrast, cash redemptions typically require selling Portfolio Securities which may result in adverse tax consequences for the remaining Fund shareholders and which would not have occurred if the redemption had been made on an in-kind basis.

equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.12
     The Trust may also permit, in its sole discretion, an “in-kind” purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities. In order to preserve maximum efficiency and flexibility, the Trust reserves the right to determine in the future that Shares of one or more Funds may be purchased in Creation Units on a cash basis. However, any decision to permit cash purchases of Creation Units, would be based on a determination by the Trust, the Adviser and/or the Sub-Advisers that such method would reduce the Trust’s transaction costs or would enhance the Trust’s operating efficiency.
     All orders to purchase Shares in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party,” i.e., a Broker or other participant in the Continuous Net Settlement (“CNS”) System of National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission or (2) a DTC Participant, which, in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. As described below, the Distributor will be responsible for transmitting orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order for any reason, including an order that is not submitted in proper form. Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Securities and Balancing Amount, the Distributor will instruct the Trust to initiate “delivery” of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order in the manner described below. The Distributor also will be responsible for delivering a Fund’s Prospectus or Summary Prospectus,13 if applicable, to those persons creating Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of Shares.
2. Payment Requirements for Creation Units
     Payment with respect to Creation Units placed through the Distributor will be made by the purchasers generally by an “in-kind” deposit with the Trust of the Deposit Securities together with an amount of cash, if necessary, specified by the Adviser and/or the Sub-Advisers in the manner described below (“Balancing Amount”). The Balancing Amount is an amount equal to the difference between (1) the NAV (per Creation Unit) of a Fund and (2) the total aggregate market value (per Creation Unit) of the Deposit Securities.
     The deposit of the requisite Deposit Securities and any Balancing Amount are collectively referred to herein as a “Portfolio Deposit.” The Fund will make available on each Business Day, before the opening of trading on the Primary Listing Exchange, the list of the

[12]	Applicants expect that a cash-in-lieu amount would replace any TBA Transaction that is listed as a Deposit Security or Redemption Security of any Fund.

[13]	As defined in Release No. 28584, supra note 3.

names and the required number of shares of each Deposit Security (and the Balancing Amount) included in the current Portfolio Deposit (based on information at the end of the previous Business Day) for the relevant Fund. Such Portfolio Deposit will be applicable, subject to any adjustments to the Balancing Amount, as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Portfolio Deposit composition is made available. The Portfolio Deposit, along with the Redemption Securities and Cash Redemption Payment, will be the same each Business Day for all Authorized Participants.
     In addition, the Trust reserves the right, with respect to each Fund, to permit or require the substitution of an amount of cash (i.e., a “cash in lieu” amount) to be added to the Balancing Amount to replace any Deposit Security that: (1) may be unavailable or not available in sufficient quantity for delivery to the Trust upon the purchase of Shares in Creation Units, (2) may not be eligible for transfer through the Shares Clearing Process (as defined below) or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. When such cash purchases of Creation Units are made available for a Fund, they will be effected in essentially the same manner as “in-kind” purchases of Shares. In the case of a cash purchase of Creation Units, the investor must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an “in-kind” purchase, plus the same Balancing Amount required to be paid by an “in-kind” purchaser. Trading costs, operational processing costs and brokerage commissions associated with using cash to purchase the requisite Deposit Securities would be incurred by such Fund and would affect the value of all Shares.
     Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement with the Distributor. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for an order placed through the Distributor of any Creation Unit(s) of Shares of any Domestic Fund that is an Equity Fund must either: (1) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “Shares Clearing Process”) or (2) deposit Portfolio Deposits with the Trust “outside” the Shares Clearing Process through the facilities of DTC. This latter process, which is a DTC manual clearing process, is available to all DTC Participants; because it involves the manual line-by-line movement of (potentially) hundreds of securities positions, its usage generally costs a Fund more than the Shares Clearing Process to settle a purchase or redemption of a Creation Unit. With respect to any Fund that invests in a mix of domestic and foreign equity and debt securities, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below.
     The Shares Clearing Process is not currently available for purchases or redemptions of Foreign Funds. Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Foreign Funds must have international trading capabilities and must deposit the Portfolio Deposit with the Fund “outside” the Shares Clearing Process through the relevant Fund’s Custodian and sub-custodians. Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor’s behalf by the Order Cut-Off Time on the Transmittal Date (both as defined below). Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and Custodian. Once the Custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Foreign Fund. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Deposit Securities (or the cash value of all or a part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with any appropriate adjustments as determined by the Fund. Deposit Securities must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act. Once sub-custodians confirm to the Custodian that the required securities have been delivered, the Custodian will notify the Adviser and Distributor. The Distributor will then deliver a confirmation and Fund Prospectus or Summary Prospectus to the purchaser.
     Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System, while Deposit Securities that are U.S. corporate and non-corporate (other than U.S. government) fixed income securities will settle through DTC. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will settle through DTC, however, settlement and clearing of foreign securities currently cannot be made through DTC. The Custodian will monitor the movement of the underlying Deposit Securities and will instruct the movement of Shares only upon validation that such securities have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Securities and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fund.14 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares.
     All orders to create Creation Units, whether through or “outside,” the Shares Clearing Process, must be received by the Distributor no later than the order cut-off time designated as such in the Participant Agreement (“Order Cut-Off Time”), in each case on the date such order is placed (“Transmittal Date”) in order for creation of the Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. Currently, in the case of custom orders15, the order must be received by the Distributor, no later than 3:00 p.m. ET. On days

[14]	Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. When this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Exchange Specialists and/or Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities. Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.

[15]	A custom order may be placed by an Authorized Participant in the event that the Fund permits the substitution of an amount of cash to be added to the Balancing Amount to replace any Deposit Security that may not be (a) available in sufficient quantity for delivery or (b) be eligible for trading by such Authorized Participant or the investor for which it is acting.

when an Exchange or the bond markets close earlier than normal, Fixed Income Funds may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom orders is expected to be no later than 11:00 a.m. ET. The procedures for making payment through, and “outside,” the Shares Clearing Process will be set forth in detail in the SAI and are discussed below.
3. Placement and Acceptance of Creation Unit Purchase Orders
     To initiate an order for a Creation Unit of any particular Fund, an Authorized Participant must give notice to the Distributor of its intent to submit such an order to purchase not later than the Order Cut-Off Time on the relevant Business Day. The Order Cut-Off Time for purchases of Shares of each Fund will be the same time that the Fund calculates its NAV and is currently expected to be 4:00 p.m. ET. Once the Distributor receives a notice of an intent to submit an order, the Distributor shall cause the Adviser, and/or the Sub-Advisers and the Custodian to be informed of such notice.
4. Purchases Through the Shares Clearing Process
     An entity purchasing Creation Units of Shares may use the Shares Clearing Process that has been designed to provide trade instructions and the transfer of the requisite Portfolio Deposit to the Trust, along with the appropriate Transaction Fee (as defined below). Upon the deposit of such Portfolio Deposit in payment for such Creation Units of Shares placed through the Distributor, such Shares will be delivered to the purchaser thereof.
5. Purchases “Outside” the Shares Clearing Process
     An entity purchasing Creation Units of Shares “outside” the Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Security. . Upon the deposit of the requisite Portfolio Deposit in payment for Creation Units placed through the Distributor, such Shares in Creation Units will be delivered to the purchasers thereof.
     An Authorized Participant must make available on or before the contractual settlement date, by means satisfactory to the Trust, immediately available or same-day funds estimated by the Trust to be sufficient to pay the Balancing Amount next-determined after acceptance of the purchase order together with the applicable purchase Transaction Fee. Any excess funds will be returned following settlement of the issue of the aggregation of a Creation Unit.
     Subject to the conditions that (a) a properly completed irrevocable purchase order has been submitted by an Authorized Participant (either on its own or another investor’s behalf) not later than the Order Cut-Off Time on the Transmittal Date, and (b) arrangements satisfactory to the Trust are in place for payment of the Balancing Amount and any other cash amounts that may be due, the Trust will accept the order, subject to its right (and the right of the Distributor, the Adviser and/or the Sub-Advisers) to reject any order for any reason, including an order not submitted in proper form.
     Once the Trust has accepted an order, upon the next determination of the NAV per Share of the relevant Fund, the Trust will confirm the issuance, against receipt of payment, of a Creation Unit of such Fund at such NAV per Share. The Distributor will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.
     A Creation Unit of a Fund will not be issued until the transfer of good title to the Trust of the Deposit Securities and the payment of the Balancing Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant despite the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Fund to use such collateral to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of purchasing such securities and the value of the collateral. The SAI may contain further details relating to such collateral procedures.
6. Rejection of Creation Unit Purchase Orders
     As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor if:
(i)	the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(ii)	the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to qualify for “registered investment company” (“RIC”) status under the Internal Revenue Code of 1986 (the “Code”) for federal tax purposes;

(iii)	the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(iv)	the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, the Adviser and/or Sub-Advisers, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or

(v)	there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, any Sub-Adviser, the Fund’s transfer agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.
     F. Pricing
     The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund. In addition, Shares are available for purchase or sale on an intra-day basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange, therefore, may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.
     G. Redemption
     Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the Trust16. Redemption orders must be placed by or through an Authorized Participant. Creation Units will be redeemable at NAV per Share next determined after receipt of a request for redemption by the Trust. The Trust will have, pursuant to its organizational documents, the right to make redemption payments with respect to a Fund in cash, “in-kind” or in any combination of both, provided the value of its redemption payments, on a Creation Unit basis, equals the NAV times the appropriate number of Shares of such Creation Unit. Applicants currently contemplate that Creation Units of each Fund generally will be redeemed principally “in-kind” (together with possible Cash Redemption Payment) as described below, except in certain circumstances as discussed below, in which Creation Units may be redeemed in exchange for cash.
     Except with respect to Foreign Funds (as discussed below), consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act. Subject to the foregoing, Creation Units of any Fund will generally be redeemable on any Business Day in exchange for the Redemption Securities and any Cash Redemption Payment (as defined below) in effect on the date a request for redemption is made.

[16]	In the event that any Fund is terminated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such termination date. Applicants do not currently contemplate that any Fund will have specific termination events, but any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of the Fund entitled to vote. Although Shares are not automatically redeemable upon the occurrence of any specific event, each Fund’s organizational documents provide that the Board will have the unrestricted power to alter the number of Shares constituting a Creation Unit. Therefore, in the event of a termination, the Board in its discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Fund might elect to pay cash redemptions to all shareholders, with an “in kind” election for shareholders owning in excess of a certain stated minimum amount.

     The Adviser and/or Sub-Advisers will publish daily the list of Redemption Securities that a redeemer will receive from the Fund. The Deposit Securities and the Redemption Securities will generally correspond pro rata to the Portfolio Securities of the applicable Fund to the extent practicable.17 The Trust will also deliver to the redeeming shareholder in cash the “Cash Redemption Payment,” which on any given Business Day will be an amount calculated with respect to the Redemption Securities in the same manner as the Balancing Amount is calculated with respect to Deposit Securities, although the actual amount may differ if the Redemption Securities are not identical to the Deposit Securities applicable for Creation Units on the same day. To the extent that the Redemption Securities have a value greater than the NAV of the Shares being redeemed, a cash payment equal to the differential will be paid by the redeeming shareholder to the Trust. The Trust may also make redemptions in cash, in lieu of transferring one or more Redemption Securities to a redeemer, if the Trust determines that such method is warranted. This could occur, for example, when a redeeming shareholder is restrained by regulation or policy from transacting in certain Redemption Securities, such as the presence of such Redemption Securities on a redeeming investment banking firm’s restricted list.
     To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor on behalf of the Fund prior to the time that the Fund calculates its NAV on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on an undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Trust, on behalf of the relevant Fund, to use such collateral to purchase the missing Shares or acquire the Redemption Securities and the Balancing Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Trust acquiring such Shares, Redemption Securities or Balancing Amount and the value of the collateral.
     A redemption request outside the Shares Clearing Process will be considered to be in proper form if (a) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Trust (currently expected to be 4:00 p.m. ET) and (b) arrangements satisfactory to the Trust are in place for the Authorized Participant to transfer or cause to be transferred to the Trust the Creation Unit of a Fund being redeemed through the book-entry system of DTC on or before contractual settlement of the redemption request. As discussed above, in certain circumstances, each Fund in its discretion may require or permit cash to be substituted for a Redemption Security.
     When redeeming a Creation Unit of a Foreign Fund and taking delivery of Redemption Securities in connection with such redemption into a securities account of the Authorized

[17]	There may be minor differences between a basket of Deposit Securities or Redemption Securities and a true pro rata slice of a Fund’s portfolio solely when (A) it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement or (B) in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots. A tradeable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.

Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a Broker, bank or other custody provider in each jurisdiction in which any of the Redemption Securities are customarily traded. If neither the Authorized Participant nor the redeeming investor has appropriate arrangements in place and is not able to make such arrangements, or if it is otherwise not possible to deliver Redemption Securities in certain jurisdictions the Fund may use its discretion to redeem Creation Units of Shares for cash; in such an instance, the redeeming shareholder will be required to accept a cash redemption in an amount equal to the aggregate NAV of the Creation Unit(s) redeemed minus the applicable Transaction Fee, which may be higher to cover costs incidental to converting Redemption Securities to cash.18
     H. Transaction Fees
     Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing Beneficial Owners. Hence, each Fund may impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. In those instances in which a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee on the “cash in lieu” portion of its investment to cover the cost of purchasing the necessary Deposit Securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities. An entity purchasing or redeeming Shares in Creation Unit aggregations “outside” the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the transaction been effected through the Shares Clearing Process because this process involves the manual line-by-line movement of potentially hundreds of securities positions and its usage generally costs a Fund more than the Shares Clearing Process to settle a purchase or redemption of a Creation Unit. The exact amounts of such Transaction Fees will be determined separately for each Fund and may vary over time.
     The amount of the maximum Transaction Fee for each Fund and the method of calculating such Transaction Fees will be set separately. Variations in the Transaction Fees may be imposed from time to time, in accordance with Rule 22d-1 under the Act. From time to time and for such periods as the Adviser and/or any Sub-Adviser in its sole discretion may determine, the Transaction Fees for purchases or redemptions of Creation Units for any Fund may be increased, decreased or otherwise modified. Such Transaction Fees will be limited to amounts that have been determined by the Fund to be appropriate and will take into account operational processing costs associated with the recent Deposit Securities and Redemption Securities of the

[18]	Applicants observe that certain Beneficial Owners may reside in a country that subjects them to unfavorable income tax treatment if they are entitled to receive in-kind redemption proceeds. In such instances, the Fund may adopt a policy that such resident Beneficial Owners must redeem Creation Units for cash.

Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.
     I. Dividends, Distributions and Tax
     Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a monthly or quarterly basis. Dividends will be paid to Beneficial Owners of record in the manner described below. Distributions of realized capital gains, if any, generally will be declared and paid once a year, but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Act.
     Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to Beneficial Owners of Shares. Dividend payments will be made through DTC and the DTC Participants to Beneficial Owners on the record date with amounts received from each Fund.
     Each Fund (a) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Fund, plus any net capital gains and (b) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board of Trustees will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.
     J. Dividend Reinvestment Service
     The Trust will not make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual Brokers may make a dividend reinvestment service available to their clients.
     K. Shareholder Transaction and Distribution Expenses
     No sales charges for purchases of Creation Units of Shares of any Fund are contemplated. As indicated above, each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Creation Units of its Shares. However, investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. The Trust will be authorized to implement a plan under Rule 12b-1 of the Act of up to 25 basis points for each of the Funds, calculated on the average daily NAV of each Fund.
     L. Shareholder Reports
     The Trust will furnish to the DTC Participants for distribution to Beneficial Owners of each Fund notifications with respect to each distribution, as well as an annual notification as to the tax status of such Funds’ distributions. The Trust will also furnish to the DTC Participants, for distribution to Beneficial Owners, the Trust’s annual report containing audited financial statements, as well as copies of its semi-annual shareholder report (together, “Shareholder Reports”).
     M. Availability of Information
     Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Website, which will be publicly available prior to the public offering of Shares, will include the current Summary Prospectus (if any), Prospectus and SAI for each Fund that may be downloaded. The Website, which is and will be publicly accessible at no charge, will contain on a per Share basis, for each Fund, (1) the prior Business Day’s reported NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium and discount of the market closing price or Bid/Ask Price against the NAV. On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on the Website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.19 In addition, the NAV for each Fund will be calculated and disseminated daily.
     Investors interested in a particular Fund can also obtain the Fund’s SAI, each Fund’s Shareholder Reports and its Form N-SAR, filed twice a year. The Fund’s SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.
     In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. As previously stated, the Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Balancing Amount, if any. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.
     N. Sales and Marketing Materials and Prospectus Disclosure
     Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and the Funds on the one hand, and a traditional “open-end investment company” or “mutual fund,” on the other hand. For example, with respect to disclosure in a Fund’s Prospectus concerning the description of the Fund and the non-redeemability of Shares, the Trust and the Funds will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast the Trust or a Fund with conventional mutual funds; (2)

[19]	Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

the term “open-end management investment company” will be used in a Fund’s Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the cover page of the Fund’s Prospectus or Summary Prospectus, if any; (3) each Fund’s Prospectus or Summary Prospectus, if any, will set forth the fact that Shares will be listed on an Exchange (which will be identified) and will be individually non-redeemable; (4) the Prospectus will disclose that the owners of Shares may acquire those Shares from the Fund, and tender those Shares for redemption to the Fund, in Creation Units only; and (5) the Prospectus will clearly disclose that individual Share prices may be below, above or at the most recently calculated NAV. The detailed explanation of the issuance and redemption procedures for Creation Units will be provided in the SAI.
     Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “actively managed exchange-traded fund,” “actively managed ETF” or “ETF.” To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). In addition, each Fund’s Prospectus, Summary Prospectus (if any) and advertising material will prominently disclose that the Fund is an “actively managed exchange-traded fund” or “actively managed ETF.” All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on the Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only. The same approach will be followed in connection with investor educational materials issued or circulated in connection with the Shares.
     The primary disclosure document with respect to a Fund’s Shares is the Fund’s Prospectus or Summary Prospectus. As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by a Prospectus or Summary Prospectus.20 In addition, a Prospectus or Summary Prospectus will accompany each secondary market trade of the Shares.
     The Distributor, in its capacity as principal underwriter and distributor, will coordinate the production and distribution of the Prospectus or Summary Prospectus to Brokers. It will be the responsibility of the Brokers to ensure that a Prospectus or Summary Prospectus is provided to each secondary market purchaser of Shares. The Funds will provide copies of its Shareholder Reports to DTC Participants for distribution to Beneficial Owners. The above policies and format will also be followed in all reports to Beneficial Owners.

[20]	Pursuant to Rule 498, to the extent that a Summary Prospectus is delivered, the statutory prospectus will be provided online, and will be sent upon request.

     O. Procedure by Which Shares Will Reach Investors: Disclosure Documents
     Based on the experience of existing ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund.
     One category is the institutional investor that desires to invest a portion of its portfolio in the type of Portfolio Securities held by the relevant Fund and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should the investor wish to sell some or all of its holding. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs (as discussed below).
     The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on an Exchange versus the aggregate value of the Portfolio Securities held by such Fund.21 Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants expect that the price at which the Shares trade will be disciplined by arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their NAV, which should ensure that the Shares will not trade at a material discount or premium in relation to their NAV.
     Lastly, Applicants observe that Market Makers, acting in the role of providing a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units of Shares in connection with its (their) market-making activities on the floor of the Exchange.
     In the above examples, those who purchase Shares in Creation Units of a Fund may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares of a Fund will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in securities.
     As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Some activities on the part of Brokers and other persons may, depending on the circumstances, result in their being deemed participants in a distribution in a manner that could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a Broker and/or its customer may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. A determination of whether one is an

[21]	The aggregate value of the Portfolio Securities held by a Fund may differ from the NAV of Shares of a Fund in that the Fund’s NAV includes expenses.

underwriter must take into account all the facts and circumstances pertaining to the activities of the Broker or its client in the particular cases, and may provide examples of activities that could lead to categorization as an underwriter.
     Dealers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary market transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.22
     The Distributor will act as coordinator in connection with the production and distribution of such materials to Brokers and will generally make known among the Broker community that a current version of a Fund’s Prospectus, Summary Prospectus (if any) and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor.
     Additionally, the Distributor will arrange to deliver a Fund’s Prospectus, Summary Prospectus (if any) and SAI to the Exchange, where they will be available for review by investors.
IV. IN SUPPORT OF THIS APPLICATION
     A. Summary of this Application
     Applicants seek an Order from the Commission (1) permitting the Funds to issue Shares that are redeemable in Creation Units only; (2) permitting secondary market transactions in Shares at negotiated prices rather than at the current offering price; (3) permitting affiliated persons of a Fund, or Second-Tier Affiliates, to deposit securities into and receive securities from the Fund in connection with the purchase and redemption of Creation Units; (4) permitting Foreign Funds to pay redemption proceeds more than seven days after Shares are tendered for redemption; (5) permitting certain Funds of Funds to acquire Shares in excess of the limits in 12(d)(1)(A) , and the Funds, any principal underwriter for a Fund and any Broker to sell Shares to such companies and UITs in excess of the limits in 12(d)(1)(B); and (6) in connection with the transactions described in (5), permitting the Funds as well as the Funds of Funds to engage in certain affiliated transactions, all as more fully set forth below.
     The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

[22]	Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a prospectus (until such prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on such Exchange is satisfied by the fact that the Prospectus, Summary Prospectus (if any) and SAI are available at such Exchange upon request.

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].
     Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of Shares would provide: (a) increased investment opportunities that should encourage diversified investment; (b) in the case of individual tradable Shares, a potentially lower cost investment vehicle for small and middle-sized accounts of individuals and institutions that would be available at on demand intra-day prices rather than only closing prices; (c) a security that should be freely available in response to market demand; (d) competition for comparable products available in both foreign and U.S. markets; (e) the ability to facilitate the implementation of diversified investment management techniques; and (f) a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.
     The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”23 The Shares would provide to both retail and institutional investors new exchange-traded investment company products representing interests in the type of Portfolio Securities held by the Funds. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).
     Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others.
     With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2) of the Act, relief is also requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:
the terms of the proposed transaction ... are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned ... and the proposed transaction is consistent with the general purposes of [the Act].
     The sale and redemption of Creation Units of each Fund is on the same terms for all investors. The Portfolio Deposit for a Fund will be based on a standard applicable to all investors and will be valued in the same manner in all cases. Creation Units will be sold and redeemed at the Fund’s NAV per Share. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein

[23]	“Request for Comments on Reform of the Regulation of Investment Companies,” IC Release No. 17534 (June 15, 1990), at 84.

meet the standards for relief under Section 17(b) of the Act because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units: (a) are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) are consistent with the policies of the Funds; and (c) are consistent with the general purposes of the Act.
     Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.
     B. Benefits of the Proposal
     The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy due to (a) the widely acknowledged benefits of diversification and (b) the attraction of baskets selected from a portion of the broader market that investors may want to incorporate into their portfolio. The popularity of QQQs, iShares, SPDRs, MidCap SPDRs, DIAMONDS, and Select Sector SPDRs, all of which are basket products, is ample evidence of the fact that a basket structure has proven attractive to investors.
1. Intra-Day Trading
     Traditional open-end mutual funds do not provide investors the ability to trade throughout the day. Shares, which will be listed on the Exchange, will trade throughout the Exchange’s regular trading hours. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help ensure that Shares will not trade at a material discount or premium in relation to a Fund’s NAV, in marked contrast to closed-end investment companies. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be materially affected by limited or excess availability.
2. Maintaining a Competitive Position in the Global Securities Markets
     To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles, such as those to be offered by the Trust, will provide global investors new opportunities for investment. Applicants believe that by providing a wide range of investors with actively managed ETFs, the proposed Funds will benefit the markets.
     C. The Product Does Not Raise Concerns
     Applicants believe that investors will have a reasonable expectation that all ETFs (whether index-based or actively managed) will be designed to enable efficient arbitrage and, thereby, minimize the probability that Shares will trade at a significant premium or discount to the Fund’s NAV. Applicants have considered the level of transparency in Portfolio Securities necessary to allow for efficient arbitrage activity in the Shares.

     After considering a variety of alternatives, Applicants determined that the best approach to providing a level of transparency that permits efficient arbitrage without compromising the statutory and fiduciary responsibilities of the Adviser would be to provide full transparency of each Fund’s portfolio.
     Applicants believe that the structure and operation of the Trust and the Funds will be very similar to that of the other ETFs currently traded. As discussed below, the full transparency of the Fund’s Portfolio Securities and the level and detail of information displayed on the Website for each Fund should ensure an effective arbitrage mechanism. Consequently, Applicants have every expectation that the Funds will operate very similarly to index-based ETFs (“Index-ETFs”) and actively managed ETFs currently trading in the secondary market.
V. REQUEST FOR ORDER
     A. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)
     Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:
any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.
     Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Shares are securities “under the terms of which” an owner may receive his proportionate share of a Fund’s current net assets; the unusual aspect of such Shares is that the terms provide for such a right to redemption only when an individual Share is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request the Order to permit the Trust to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only as described herein.
     Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, Applicants expect that the market price of individual Shares will not vary much from NAV.
     The relief requested and the structure described in this Application are the same as that granted by the Commission in the Active PowerShares Order and certain other orders (see note 4, supra), permitting the creation of Creation Units described in such orders to be separated into individual shares which were not redeemable. Applicants believe that the issues raised in this

Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the above-mentioned orders and merit the same relief.
     Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on an Exchange will afford all holders of Shares the benefit of intra-day liquidity and continuous disclosure. As noted above, on each Business Day, before commencement of trading in Shares on the Fund’s listing Exchange, the Fund will disclose on the Website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund’s Portfolio Securities and other assets that form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is similar to that which exists in the case of Index-ETFs. Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the transaction costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit will outweigh the benefits of redemption.
     As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. Applicants believe that the Shares of each Fund may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. Applicants further believe that providing exemptive relief to the Trust and the Funds in order to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Shares of the Funds, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act, and, accordingly, Applicants hereby request that this Application for an Order of exemption be granted.
     B. Exemption from the Provisions of Section 22(d) and Rule 22c-1
     Section 22(d) of the Act provides in part, that:
[n]o registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus
     Rule 22c-1 provides in part that:
[n]o registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.
     Shares of each Fund will be listed on an Exchange and the Market Makers will maintain a market for such Shares. Secondary market transactions in Shares occurring on an Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from24 the Primary Listing Exchange at all times on the basis of the current bid/offer price. In addition, Applicants will maintain the Website that will include the Prospectus and SAI, the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.
     Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter an order under Section 6(c) of the Act exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Exchange at prices based on bid/ask prices, rather than the NAV per Share of the relevant Fund.
     While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.25 The proposing release to Rule 22c-2 (“Mutual Fund Redemption Fee Rule”) notes that Rule 22c-1 “requires that each redeeming shareholder receive his pro rata portion of the fund’s net assets.”26
     The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers, would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.27 Similarly, secondary market trading in Shares should not create discrimination or

[24]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

[25]	See the Half Century Report at 299-303, IC Rel. No. 13183 (April 22, 1983).

[26]	See Mandatory Redemption Fees for Redeemable Fund Securities (Proposing Release), IC Rel. No. 26375A (March 5, 2004).

[27]	The purchase and redemption mechanisms which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) “in-kind” deposits made by creating entities and “in-kind” distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’ capitalizations from adversely affecting the interests of ongoing Beneficial Owners.

preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.
     With respect to the third possible purpose of Section 22(d), anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing or selling them on an Exchange or by creating or selling an accumulated Creation Unit (subject to certain administrative conditions); therefore, no shareholder should have an advantage over any other shareholder in the purchase or sale of such Shares. Moreover, other clients of the Adviser and any Sub-Adviser will not have a trading advantage or other advantage over other investors because they will not receive any information on changes in a Fund’s Portfolio Securities prior to the public disclosure thereof. In addition, secondary market transactions in Shares of a Fund should generally occur at prices at or close to NAV. If the prices for Shares of a Fund on an Exchange should fall below the proportionate NAV of the underlying Fund assets, an investor need only accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for the Shares in the secondary market remains narrow.
     Applicants believe that the nature of the markets in the Funds’ Portfolio Securities will be the primary determinant of premiums or discounts. Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Portfolio Securities held in a given Fund. Applicants believe that the ability to execute a transaction in Shares at an intra-day trading price has been, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would purchase and sell Shares in reliance on the efficiency of the market.
     On the basis of the foregoing, Applicants believe (1) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (2) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act. Accordingly, Applicants hereby request that an Order of exemption be granted in respect of Section 22(d) and Rule 22c-1.
     C. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)
     Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of such Act to allow certain affiliated persons and Second-Tier Affiliates to effectuate purchases and redemptions in-kind.28 Section 17(a) of the Act, in general, makes it:

[28]	Each Fund must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including any laws with respect to Deposit and Redemption Securities that are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the relevant Funds will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Redemption Securities. The Prospectus will also state that an Authorized Participant that is not a “Qualified Institutional Buyer” as defined in Rule 144A under the Securities Act will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A.

unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered company . . . unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the trustee of a unit investment trust . . . by the depositor thereof, (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer). . . .
unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Therefore, Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of such company. Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are: (i) fair and reasonable, and do not involve overreaching on the part of any person concerned; (ii) consistent with the policy of each registered investment company concerned; and (iii) consistent with the general purposes of the Act.
     Applicants also are requesting an exemption from Section 17(a) under Section 6(c) because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).
     Section 2(a)(3) of the Act defines an affiliated person as:
(A) [A]ny person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) . . . any investment adviser [of an investment company] or any member of an advisory board thereof; and (F) . . . [the depositor of any] unincorporated investment company not having a board of directors . . . .
     Section 2(a)(9) of the Act defines “control” and includes the following language regarding a presumption of control:
Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company . . . .
     The Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).
     If Creation Units of all of the Funds or of one or more particular Funds are held by twenty or fewer investors, including a Market Maker, some or all of such investors will be 5% owners of the Trust or such Funds, and one or more investors may hold in excess of 25% of the Trust or such Funds, as the case may be, and therefore would be deemed to be affiliates of the Trust or such Funds either under Section 2(a)(3)(A) or Section 2 (a)(3)(C) of the Act. Section 17(a)(1) could be read to prohibit these investors from depositing the Deposit Securities with a Fund in return for a Creation Unit (an in-kind purchase), and likewise Section 17(a)(2) could be read to prohibit such persons from receiving an in-kind redemption from a Fund. Furthermore, one or more investors, or a Market Maker in connection with such persons’ market-making activities, might each accumulate 5% or more of a Fund’s securities. Additionally, one or more holders of Shares, or a Market Maker, might from time to time, accumulate in excess of 25% of Shares of one or more Funds, and such persons would therefore be deemed to be affiliates of the Trust and such Funds under Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that a large institutional investor could own 5% or more, or in excess of 25%, of the outstanding shares of Affiliated Funds making that investor a Second-Tier Affiliate of a Fund. Applicants request an exemption to permit persons that are affiliated persons or Second-Tier Affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”
     Applicants also seek an exemption from Sections 17(a)(1) and (2) to permit sales of Shares by any Fund to a Fund of Funds and purchases of Shares by a Fund from a redeeming Fund of Funds, and the in-kind transactions that would accompany such sales and purchases.29 In this regard, Applicants observe that a Fund of Funds that relies on the Section 12(d)(1) relief requested herein could potentially own 5% or more of the Shares of a Fund. Under these and other circumstances, the Fund could be deemed to be an affiliated person of the Fund of Funds,

[29]	To the extent that purchases and sales of Shares of a Fund occur in the secondary market (and not through principal transactions directly between a Fund of Funds and a Fund), relief from Section 17(a) would not be necessary. The requested relief is intended to cover, however, in-kind transactions directly between Funds and Funds of Funds.

and the Fund of Funds could be deemed to be an affiliated person of the Funds. To the extent that a Fund and a Fund of Funds are so affiliated, sale of Shares by the Fund to the Fund of Funds and purchase of Shares by the Fund from a redeeming Fund of Funds may be deemed to violate Section 17(a) of the Act.30
     Applicants assert that no useful purpose would be served by prohibiting the types of affiliated persons listed above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units will be effected in exactly the same manner, regardless of the size or number of the purchases or redemptions of Creation Units. Deposit Securities and Redemption Securities will be valued in the same manner as Portfolio Securities currently held by the relevant Funds, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Applicants submit that any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Fund’s registration statement.
     Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values and, therefore, creates no opportunity for affiliated persons or Second-Tier Affiliates of Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants believe that using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating in-kind redemptions or purchases will ensure that the Fund’s NAV will not be adversely affected by such securities transactions.
     Furthermore, Applicants submit that the terms of the sale of Creation Units by a Fund to a Fund of Funds and the purchase of Creation Units by a Fund from a redeeming Fund of Funds, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching. Section 17(a) of the Act is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person. Shares of Funds, however, including with respect to Funds of Funds, will be issued and redeemed by the Funds at their NAV. Any Fund of Funds that purchases (or redeems) Creation Units of a Fund, therefore, will do so at the Fund’s NAV, which is the same consideration paid (or received) by any other investor purchasing (or redeeming) Shares.

[30]	Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or a Second-Tier Affiliate of such person, for the purchase by the Fund of Funds of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement will include this acknowledgement.

     Further, no Fund of Funds will be compelled to invest in a Fund, and a Fund may choose to reject a direct purchase of Shares in Creation Units by a Fund of Funds. To the extent that a Fund of Funds purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of Section 12(d)(1)(A). Rather, the proposed arrangements will be consistent with the policies of each Fund and each Fund of Funds involved. Shares of the Funds will be sold to the Funds of Funds, and redeemed from the Funds of Funds by the Funds, on the same basis, and in accordance with the same policies, as apply to transactions by all other investors. Any investment by a Fund of Funds in Shares of Funds will be effected in accordance with the investment restrictions, and consistent with the investment objectives and policies, of the relevant Fund of Funds. Accordingly, Applicants respectfully request relief to permit the proposed purchases and redemptions of Creation Units of Shares by Funds of Funds.
     For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are fair and reasonable, and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each Fund, and that the proposed transactions are consistent with the general purposes of the Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
     D. Exemption from the Provisions of Section 22(e)
     Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.
     Section 22(e) of the Act provides that:
No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except —
(1) for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or
(3) for such other periods as the Commission may by order permit for the protection of security holders of the company.
     Settlement of redemptions for Foreign Funds will be contingent not only on the securities settlement cycle of the U.S. market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Funds. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for Foreign Funds, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds that deliver Redemption Securities in-kind, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds. With respect to Future Funds that will be Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.
     Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fifteen (15) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e).31 Each Fund’s Prospectus and/or SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days, up to a maximum of 15 calendar days, will be needed to deliver redemption proceeds and will list such holidays.
     The SAI will disclose those local holidays, if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to a maximum of 15 calendar days, needed to deliver the proceeds for each Foreign Fund. Except as set forth herein or as disclosed in the Prospectus and/or SAI for any Foreign Fund, deliveries of redemption proceeds by the Foreign Fund relating to those countries or regions are expected to be made within seven days.
     Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the 15 calendar days indicated above would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within 15 calendar days following a redemption request would adequately afford investor protection.
     Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to

[31]	Certain countries in which a Fund may invest have historically had settlement periods of up to 15 calendar days.

purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to investors, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.
     If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants note that exemptive relief from Section 22(e) similar to the relief sought here was obtained by many of the ETFs listed in note 4 in orders relating to each of those funds.
     On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).
     E. Exemptions from the Provisions of Section 12(d)(1)
     Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale would cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale would cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Funds of Funds to acquire Shares of the Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds and their principal underwriters and Brokers to sell Shares of the Funds to Funds of Funds in excess of the limits in Section 12(d)(1)(B) of the Act.

1. Concerns Underlying Sections 12(d)(1)(A) and (B)
     Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.32 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.33 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.
“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase”34
     Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).35 These abuses included: (1) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (3) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications Investment Company Growth (“PPI Report”).36
     Applicants submit that the concerns underlying Section 12(d)(1) of the Act and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address those concerns.
     a. Undue Influence
     Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition B.1 limits the ability of a Fund of Funds’ Advisory Group37, and Fund of Funds’ Sub-

[32]	Hearing on H.R. 10065 Before the Subcomm. of the Comm. on Interstate and Foreign Commerce, 76th Cong., 3d Sess., at 113 (1940).

[33]	Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

[34]	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

[35]	See H.R Rep. No 91-1382, 91st Cong , 2d Sess., at 11 (1970).

[36]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

[37]	For purposes of this Application, the “Fund of Funds’ Advisory Group” is defined as the Fund of Funds Adviser, Sponsor, any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor. In this regard, each Investment Management Company’s investment adviser within the meaning of Section 2(a)(20)(A) of the Act is the “Fund of Funds Adviser.” Similarly, each Investing Trust’s sponsor is the “Sponsor.”

Advisory Group38 to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, a “Fund of Funds Affiliate” is defined as any Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter, or principal underwriter of the Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities.
     Condition B.2 prohibits Funds of Funds and Fund of Funds Affiliates from causing an investment by a Fund of Funds in a Fund to influence the terms of services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or a Fund Affiliate39.
     Conditions B.3, B.4, B.6, B.7 and B.8 are also designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor or employee of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”
     Condition B.9 is intended to insure that the Fund’s Board and the Adviser, as well as the Fund of Funds’ board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and conditions of the Order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund and a Fund of Funds before an investment is made in excess of Section 12(d)(1)(A).
     A Fund would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the FOF Participation Agreement with the Fund of Funds.

[38]	A “Fund of Funds’ Sub-Advisory Group” is defined as the Fund of Funds Sub-Adviser, any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds Sub-Adviser or any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser. In this regard, each Investing Management Company’s investment adviser within the meaning of Section 2(a)(20)(B) of the Act is the “Fund of Funds Sub-Adviser.”

[39]	A “Fund Affiliate” is defined as the Adviser, Sub-Adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.

     b. Layering of Fees and Expenses
     With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions. Under condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the non-interested directors or trustees, will be required to find that the advisory fees charged under the contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Fund of Funds.
     As mentioned above, Shares are sold without sales charges though customary brokerage commissions may be charged for secondary market transactions in Shares.
     In addition to condition B.10 discussed above, conditions B.5 and B.11 of the Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition B.5, a Fund of Funds Adviser or a Fund of Funds’ trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation received by the Fund of Funds Adviser, trustee or Sponsor, or an affiliated person of the Fund of Funds Adviser, trustee or Sponsor, from a Fund in connection with the investment by the Fund of Funds in the Fund. In addition, the Fund of Funds Sub-Adviser will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation received by the Fund of Funds Sub-Adviser or an affiliated person of the Fund of Funds Sub-Adviser, from a Fund in connection with the investment by the Fund of Funds in the Fund made at the direction of the Fund of Funds’ Sub-Adviser. Condition B.11 prevents any sales charges or service fees on shares of a Fund of Funds from exceeding the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.40 The FOF Participation Agreement will also include an acknowledgement from the Fund of Funds that it may rely on the requested Order only to invest in the Funds and not in any other investment company.
     c. Complex Structures
     Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements. Under Condition B.12, no Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.
VI. EXPRESS CONDITIONS TO THIS APPLICATION
     Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

[40]	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

     A. Actively Managed Exchange-Traded Fund Relief
1.	As long as a Fund operates in reliance on the requested Order, the Shares of such Fund will be listed on an Exchange.

2.	Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from the Fund and tender Shares for redemption to the Fund in Creation Units only.

3.	The Website for the Trust, which is and will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund the prior Business Day’s NAV and the market closing price or Bid/Ask Price of the Shares, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.	On each Business Day, before the commencement of trading in Shares on the Fund’s Primary Listing Exchange, the Fund will disclose on the Website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s calculation of NAV at the end of the Business Day.

5.	No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.

6.	The requested Order will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed ETFs.
     B. Section 12(d)(1) Relief
1.	The members of the Fund of Funds Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of the Fund of Funds’ Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds’ Advisory Group or the Fund of Funds’ Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Fund of Funds’ Sub-Advisory Group with respect to a Fund for which the Fund of Funds’ Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds’ Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.	No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or a Fund Affiliate.

3.	The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to assure that the Fund of Funds Adviser and any Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.	Once an investment by a Fund of Funds in the Shares of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the independent Board members, will determine that any consideration paid by the Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.	The Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the Act) received from a Fund by the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund, in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-

Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.	No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.
7.	The Board, including a majority of the independent Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of Beneficial Owners.

8.	Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.	Before investing in the Shares of a Fund in excess of the limits in Section 12(d)(1)(A), a Fund of Funds will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Fund of Funds will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.
10.	Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.	Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.	No Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.
VII. NAMES AND ADDRESSES
     The following are the names and addresses of Applicants:
Janus ETF Trust
Janus Capital Management LLC
Janus Distributors LLC
151 Detroit Street
Denver, Colorado 80206

     All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

By:	Janus ETF Trust

/s/ Stephanie Grauerholz-Lofton

Stephanie Grauerholz-Lofton
Initial Trustee

Janus Capital Management LLC

/s/ Heidi W. Hardin

Heidi W. Hardin
Senior Vice President and General Counsel

Janus Distributors LLC

/s/ Heidi W. Hardin

Heidi W. Hardin
Senior Vice President and General Counsel

AUTHORIZATION
JANUS ETF TRUST
     In accordance with Rule 0-2(c) under the Act, Stephanie Grauerholz-Lofton, in her capacity as Initial Trustee of the Janus ETF Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to her general authority as Initial Trustee of the Trust and pursuant to the following resolution adopted by the Initial Trustee of the Trust on September 3, 2010:
RESOLVED, that the Initial Trustee of the Trust be, and she hereby is, authorized to prepare and file with the Securities and Exchange Commission an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act granting an exemption from Section 17(a) of the Act, and pursuant to Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

/s/ Stephanie Grauerholz-Lofton Stephanie Grauerholz-Lofton	March 25, 2011
Initial Trustee

AUTHORIZATION
JANUS CAPITAL MANAGEMENT LLC
     In accordance with Rule 0-2(c) under the Act, Heidi W. Hardin states that all actions necessary to authorize the execution and filing of this Application by Janus Capital Management LLC have been taken, and that as a Senior Vice President and General Counsel thereof, she is authorized to execute and file the same on behalf of Janus Capital Management LLC.

/s/ Heidi W. Hardin
March 25, 2011

AUTHORIZATION
JANUS DISTRIBUTORS LLC
     In accordance with Rule 0-2(c) under the Act, Heidi W. Hardin states that all actions necessary to authorize the execution and filing of this Application by Janus Distributors LLC have been taken, and that as a Senior Vice President and General Counsel thereof, she is authorized to execute and file the same on behalf of Janus Distributors LLC.

/s/ Heidi W. Hardin
March 25, 2011

VERIFICATION
JANUS ETF TRUST
     The undersigned, being duly sworn, deposes and says that she has duly executed the attached application for and on behalf of Janus ETF Trust, that she is the Initial Trustee of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Stephanie Grauerholz-Lofton Stephanie Grauerholz-Lofton	March 25, 2011
Initial Trustee

VERIFICATION
JANUS CAPITAL MANAGEMENT LLC
     The undersigned, being duly sworn, deposes and says that she has duly executed the attached application for and on behalf of Janus Capital Management LLC, that she is a Senior Vice President and General Counsel of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Heidi W. Hardin
March 25, 2011

VERIFICATION
JANUS DISTRIBUTORS LLC
     The undersigned, being duly sworn, deposes and says that she has duly executed the attached application for and on behalf of Janus Distributors LLC, that she is a Senior Vice President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Heidi W. Hardin
March 25, 2011